UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2020

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

Atlantica Announces an Agreement with Algonquin to Acquire a 20 MW Solar Asset in Colombia

December 14, 2020 – Atlantica Sustainable Infrastructure plc.- (NASDAQ: AY), the sustainable infrastructure company that owns a diversified portfolio of contracted assets in the energy and environment sectors, announced today that it has reached an agreement with a subsidiary of Algonquin Power & Utilities Corp. (“Algonquin”) (TSX/NYSE: AQN), a diversified international generation, transmission, and distribution utility with approximately US $11 billion of total assets, to acquire a 20MW solar plant with a 15 year PPA in place in Colombia. The project was developed and is being constructed by AAGES, Algonquin’s international joint venture.

The investment is expected to be approximately US $20 million. Closing is expected to occur after the asset reaches commercial operation, which is currently expected in mid-2021. This represents Atlantica’s first investment in Colombia, an OECD member country with investment grade rating.

Additionally, Algonquin and Atlantica have agreed to potentially co-invest in additional solar plants in Colombia with a combined capacity of approximately 30MW to be solely developed and built by AAGES.

Santiago Seage, Atlantica's CEO said: “We are happy to co-invest with Algonquin in these projects, in a measured step to enter into a new market like Colombia, with attractive growth prospects for renewables and with similar characteristics to other Atlantica’s markets in South America.”

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release including, without limitation, those regarding the construction of the asset and closing of acquisition, our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated above, include those factors discussed under “Item 1.A—“Risk Factors” in our Quarterly Report for the nine-month period ended September 30, 2020 furnished on Form 6-K on the date hereof and under “Item 1.A—“Risk Factors” in our quarterly report for the nine-month period ended September 30, 2020 furnished on Form 6-K on November 6, 2020, and “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our annual report filed for the fiscal year ended December 31, 2019 filed on Form 20-F. Atlantica undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About Atlantica

Atlantica is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer Francisco Martinez-Davis E-mail: ir@atlantica.com	Investor Relations & Communication Leire Perez Tel: +44 20 3499 0465 E-mail: ir@atlantica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer
Date: December 14, 2020